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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-13726

For Period Ended:  December 31, 2000

(Check one): Form 10-K  Form 20-F     [X] Form 11-K     Form 10-Q     Form N-SAR

For Period Ended:  December 31, 2000

[ ]     Transition Report on Form 10-K and Form 10-KSB
[ ]     Transition Report on Form 20-F
[ ]     Transition Report on Form 11-K
[ ]     Transition Report on Form 10-Q and Form 10-QSB
[ ]     Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                          CHESAPEAKE ENERGY CORPORATION
                     SAVINGS AND INCENTIVE STOCK BONUS PLAN
             (Exact name of registrant as specified in its charter)

                            6100 North Western Avenue
                          Oklahoma City, Oklahoma 73118
                     (Address of principal executive office)




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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 11-K could not be filed within the prescribed time period.

Additional information must be obtained in order for the accountants to complete their report and file a complete and accurate Form 11-K.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Jennifer M. Grigsby           (405)                 879-9225
           Corporate Secretary        (Area Code)         (Telephone Number)
                 (Name)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 been filed? If answer is no, identify report(s).
[X] Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    EXHIBITS

99 Independent Auditors' Letter accompanying Form 12b-25


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                                   SIGNATURES

CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE STOCK BONUS PLAN has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                           By: /s/ Jennifer M. Grigsby
                                               ---------------------------------
                                               Jennifer M. Grigsby
                                               Corporate Secretary
Date:   June 29, 2001


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                                  EXHIBIT INDEX


Exhibit No.           Description                          Method of Filing
99                Independent Auditors' Letter        Filed herewith electronically
                  accompanying Form 12b-25


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